EXHIBIT 3
U.S. TRUST
P. Christopher Cieszko
Senior Vice President




PERSONAL & CONFIDENTIAL


April 28, 2005


George E. Moss
Nancy Moss
4360 Worth Street
Los Angeles, CA  90063

Dear Mr. & Mrs. Moss:

U.S. Trust Company, N.A. (Lender) is pleased to offer you a line, on a demand basis, in the original principal amount of FIVE MILLION FOURTY THOUSANDS DOLLARS ($5,040,000.00) contingent upon your written acceptance of the terms and conditions of this letter. We are relying on the terms and conditions contained in this letter as your representations and warranties in making the Loan. By executing this letter, you acknowledge the accuracy of these statements and recognize that Lender would not make the Loan except in reliance on your representations and warranties contained herein.

The loan shall be evidenced by Lender's standard demand note form in the principal amount of the Loan. NOTHING IN
THIS LETTER IS INTENDED TO BE AN AMENDMENT TO, OR
MODIFICATION OF, OR LIMITATION OR RESTRICTION UPON, ANY
PROVISION OF THE DEMAND NOTE EVIDENCING THE LOAN
(including, without limitation, the provision to pay the Lender principal and interest upon demand), and the provisions of such demand note will be controlling and fully effective notwithstanding anything herein to the contrary.

Borrower:     GEORGE E. MOSS, NANCY MOSS, AND THE
              JOHN KIMBERLY MOSS TRUST

Lender:       U.S. Trust Company, N.A. (the Bank).

Line Amount:   Line of credit of up to FIVE MILLION
               FOURTY THOUSAND DOLLARS ($5,040,000.00), which shall be evidenced by Lender's demand note for maximum line amount. Funds may be borrowed but may not be re-borrowed following payment during term of Lender's commitment upon written request by Borrower to Lender. Lender may terminate commitment to advance funds upon written notice to Borrower.

Guarantor:     John Kimberly Moss

Purpose:       To purchase 140,000 shares of San Jose
               Water Corporation (SJW) from a family member at a contracted purchase price of $36.00 per share.

Availability:  Immediately upon satisfactory completion
               and mutual execution of all required
               documentation.

Collateral:    Portfolio of marketable securities custodied
               by Charles Schwab & Co., Inc. in account number 4136-2498 under the name of George E.
               Moss, as Trustee of the John Kimberly Moss
               Trust and in account number 2161-4349 under the name of George E. Moss, as Trustee of the George Edward Moss Revocable Trust U/A
               09/18/1982. Lender's collateral advance rate will not exceed 25% against SJW stock with a value of $22 per share or greater.
               Below $22 per share the Lender will not
               consider SJW stock as collateral.  The
               Lender's collateral advance shall not exceed
               80% against U.S. Treasury and Agency bonds,
               Municipal and non-convertible Corporate
               bonds, 50% against convertible Corporate bonds and listed Common or Preferred Stock with a share value greater than ten dollars.
               The above-referenced securities aside from
               SJW securities shall be fully marketable, actively traded investment grade securities that do not constitute "control" stock, or are restricted in any manner. The above-referenced portfolio of marketable securities shall be comprised of three or more issues with no security other than U.S.
               Government Securities, comprising more than
               50% of the total collateral value.

Interest:      Accrued interest on the unpaid balance of
               the Loan shall be charged on a monthly
               basis, beginning on the first day of each calendar month immediately following the funding of the Loan and quarterly principal reductions, beginning September 1, December
               1, March 1, and June 1 of every year
               thereafter until paid in full.

Interest Rate: A floating rate equal to two and one half
               percent (2.50%) above the US Trust ARM LIBOR
               (the "Index") is that 90-day LIBOR rate
               established each Tuesday in the Wall Street
               Journal, Eastern Edition.   If Tuesday is a
               non-business day, the next business day will be used. The Borrower's Rate (the "Rate") will be calculated by adding the Index in effect on the day the commitment is entered on the Bank's loan system (the "Boarding
               Date"), to the agreed upon spread. The Rate will remain in effect for ninety (90) days from the boarding Date and all additional advances made by the Borrowers during this 90-day period will accrue interest at that Rate. The Index will change on that date ninety (90) days from the boarding Date and each ninety days thereafter for as long as the commitment remains in effect.

Repayment:     Absent demand interest charged on
               outstanding balance will be due monthly and principal payments of $250,000 will be due every three months until paid in full.

Additional Terms:
               1) You shall deliver to Lender detailed
               personal financial statements and income tax returns at least annually, while the loan is unpaid, or as may be reasonably requested by Lender.

               2) You shall promptly notify Lender in
               writing of any material change in your
               financial condition or employment.

               3) You shall not, while the Loan is unpaid,
               (i) incur any additional borrowings other than for reasonable and ordinary living expenses, or (ii) guaranty loans from other sources without first obtaining written approval from Lender.

               4) You shall not, while the Loan is unpaid, further encumber by voluntary or involuntary liens, any of your liquid assets. By liquid assets is meant cash and readily marketable securities.

               5) This offer of a credit facility shall automatically expire at 5:00 p.m. on May 5, 2005, unless an original copy of this letter is executed by you in the appropriate spaces below and received by Lender on or before that time.

Please evidence your formal acceptance of the terms and conditions of the above-described credit facility by signing and returning this letter to my attention. Should you have any questions or concerns prior to executing this letter, please do not hesitate to call me. We are happy to be of assistance, and we look forward to working with you more closely in the future.

Sincerely,


U.S. TRUST COMPANY,N.A.


/s/ P. Christopher Cieszko
-------------------------
P. Christopher Cieszko
Senior Vice President


The Borrower agrees to and accepts the foregoing letter:


/s/ GEORGE E. MOSS                                  5/4/05
-------------------------                        ----------
George E. Moss, as Trustee of the                    Date
John Kimberly Moss Trust


/s/ GEORGE E. MOSS                                  5/4/05
-------------------------                        ----------
George E. Moss, as Trustee of the                    Date
George Edward Moss Revocable Trust
U/A 09/18/82


/s/ GEORGE E. MOSS                                  5/4/05
-------------------------                         ---------
George E. Moss, as Individual                        Date


/s/ NANCY MOSS                                      5/4/05
-------------------------                         ---------
Nancy Moss, as Individual                            Date


/s/ JOHN KIMBERLY MOSS                              5/4/05
-------------------------                         ---------
John Kimberly Moss, as Guarantor                     Date